UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 31)

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125106
(CUSIP Number)

Denise Abel Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany with copies to: Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2024 (October 29, 2024)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 58,819,553
	9	SOLE DISPOSITIVE POWER 58,819,553
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,819,553 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.10% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Erste WV Gütersloh GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 58,819,553
	9	SOLE DISPOSITIVE POWER 58,819,553
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,819,553 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.10% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (“Erste” and collectively with Bertelsmann, the “Reporting Person”) consists of 34,074,134 Class B common shares and 24,745,419 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 46,390,124 Class A common shares outstanding as of June 30, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2024 (as reduced by the number of treasury shares reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of September 30, 2023, the number of Class A common shares outstanding was 44,009,699 and the percentage beneficially owned was 58.06%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Explanatory Note

This Amendment No. 31 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the “Original Schedule 13D”, as further amended on March 4, 2022, “Amendment No. 1”, as further amended on April 18, 2022, “Amendment No. 2”, as further amended on April 25, 2022, “Amendment No. 3,” as further amended on May 4, 2022, “Amendment No. 4,” as further amended on May 23, 2022, “Amendment No. 5,” as further amended on May 27, 2022, “Amendment No. 6,” as further amended on August 1, 2022, “Amendment No. 7,” as further amended on August 31, 2022, “Amendment No. 8,” as further amended on September 23, 2022, “Amendment No. 9,” as further amended on October 24, 2022, “Amendment No. 10,” as further amended on November 9, 2022, “Amendment No. 11,” as further amended on November 29, 2022, “Amendment No. 12,” as further amended on December 16, 2022, “Amendment No. 13,” as further amended on December 21, 2022, “Amendment No. 14,” as further amended on January 12, 2023, “Amendment No. 15,” as further amended on February 23, 2023, “Amendment No. 16,” as further amended on March 29, 2023, “Amendment No. 17,” as further amended on May 1, 2023, “Amendment No. 18,” as further amended on June 20, 2023, “Amendment No. 19,” as further amended on July 25, 2023, “Amendment No. 20,” as further amended on September 7, 2023, “Amendment No. 21,” as further amended on October 31, 2023, “Amendment No. 22,” as further amended on December 12, 2023, “Amendment No. 23,” as further amended on February 12, 2024, “Amendment No. 24,” as further amended on March 19, 2024, “Amendment No. 25,” as further amended on May 7, 2024, “Amendment No. 26,” as further amended on May 22, 2024, “Amendment No. 27,” as further amended on June 27, 2024, “Amendment No. 28,” as further amended on July 23, 2024, “Amendment No. 29,” as further amended on September 18, 2024, “Amendment No. 30,” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27, Amendment No. 28, Amendment No. 29 or Amendment No. 30. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the “Issuer”), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 31 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29 and Amendment No. 30) as follows:

The Reporting Person purchased an additional 912,638 Class A common shares pursuant to the Trading Plan for a purchase price of $15,221,373.87, or an average of $16.68 per Class A common share. Such price was funded by the Reporting Person through internally generated funds.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 31 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29 and Amendment No. 30) as follows:

(a) The information relating to the beneficial ownership of Class A common shares by the Reporting Person as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Person is the beneficial owner of 24,745,419 Class A common shares, which represents 53.34% of the Class A common shares outstanding based on 46,390,124 Class A common shares outstanding as of June 30, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Commission on August 14, 2024 (as reduced by the number of treasury shares reported therein). Except as set forth in this Item 5(a), the Reporting Person does not own beneficially any Class A common shares. The Reporting Person will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

(b) The Reporting Person has shared power to vote and dispose of 24,745,419 Class A common shares.

(c) The Reporting Person has purchased the following Class A common shares in open market transactions pursuant to the Trading Plan since the filing of the Schedule 13D/A on September 18, 2024:

Transaction Date	Class A Common Shares Purchased	Average Price Per Share
September 18, 2024	37,541	16.56
September 19, 2024	33,873	16.78
September 20, 2024	37,541	16.54
September 23, 2024	39,935	16.26
September 24, 2024	32,749	16.51
September 25, 2024	38,973	16.58
September 26, 2024	40,020	17.13
September 27, 2024	33,843	17.15
September 30, 2024	31,224	17.12
October 1, 2024	27,029	17.09
October 2, 2024	28,803	17.22
October 3, 2024	30,362	16.75
October 4, 2024	32,453	16.91
October 7, 2024	28,732	16.79
October 8, 2024	25,951	16.54
October 9, 2024	30,114	16.45
October 10, 2024	30,114	16.20
October 11, 2024	30,114	16.12
October 14, 2024	27,030	16.45
October 15, 2024	27,030	16.60
October 16, 2024	27,030	16.58
October 17, 2024	26,377	16.53
October 18, 2024	27,030	16.54
October 21, 2024	21,102	16.41
October 22, 2024	27,443	16.35
October 23, 2024	28,101	16.66
October 24, 2024	28,101	16.96
October 25, 2024	26,506	16.78
October 28, 2024	29,684	16.85
October 29, 2024	27,833	16.84

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2024

BERTELSMANN SE & CO. KGAA

By:	ppa /s/ Martin Dannhoff
Name: Martin Dannhoff
Title: SVP Corporate Legal

By:	ppa /s/ Denise Abel
Name: Denise Abel
Title: SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Martin Dannhoff
Name: Martin Dannhoff
Title: Director

By:	/s/ Denise Abel
Name: Denise Abel
Title: Director